UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 25, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775079
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Controlled Subsidiary Investment – Runway Lakes Land Partners LLC

On June 25, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Runaway Lakes Land Partners LLC (the “RSE Runaway Lakes Controlled Subsidiary”), for an initial purchase price of $17,514,000, which is the initial stated value of our equity interest in the RSE Runaway Lakes Controlled Subsidiary (the “Initial RSE Runaway Lakes Investment”). Our total investment (including anticipated renovation costs) is expected to be approximately $21,520,000 (the “RSE Runaway Lakes Investment”). The RSE Runaway Lakes Controlled Subsidiary used the proceeds to close on the acquisition of two stabilized garden-style multifamily properties totaling 454 units located at 31790 US Highway 19, Palm Harbor, FL (the “Twin Lakes Property”) and 4701 88th Avenue North, Pinellas Park, FL (the “Runway Bay Property”). The closing of the Initial RSE Runaway Lakes Investment, the Twin Lakes Property, and the Runaway Bay Property occurred concurrently.

The RSE Runaway Lakes Controlled Subsidiary is managed by TruAmerica Multifamily, LLC (“TruAmerica”), which operates over 40,000 units across the United States. TruAmerica manages a diverse real estate portfolio valued in excess of $8 billion.

Pursuant to the agreements governing the RSE Runaway Lakes Investment (the “RSE Runaway Lakes Operative Agreements”), our consent is required for all major decisions regarding the RSE Runaway Lakes Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Runaway Lakes Investment, paid directly by the RSE Runaway Lakes Controlled Subsidiary.

The Twin Lakes Property, which is held through Twin Lakes Fee Owner LLC, a wholly-owned subsidiary of the RSE Runaway Lakes Controlled Subsidiary, was acquired for a purchase price of approximately $38,600,000. TruAmerica anticipates additional hard costs of approximately $2,715,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,340,000 bringing the total projected project cost for the Twin Lakes Property to approximately $42,655,000. The scope of the interior renovation plan for the Twin Lakes Property will differ depending on the unit design.  Some units are expected to be updated with stainless steel appliances, vinyl flooring, new cabinet faces, kitchen backsplash, quartz countertops, new light fixtures, and 2” blinds. Others are expected to be fitted with black appliances, replaced flooring, painted cabinet faces, kitchen backsplash, and resurfaced countertops. Exterior renovations are expected to consist of exterior painting, landscaping, fitness center improvements, and a light clubhouse refresh. The renovations are expected to be complete within 24 to 36 months. To finance the acquisition of the Twin Lakes Property, a $28,309,000 senior secured loan with a ten (10) year initial term and a fixed interest rate of 3.81%  per annum, with five years interest-only, was provided by Newmark Knight Frank – Freddie Mac (the “Twin Lakes Senior Loan”). The remaining equity contributions to the RSE Runaway Lakes Controlled Subsidiary are being contributed 90% by the Company and 10% by TruAmerica and its affiliates.

The Runaway Bay Property, which is held through Runaway Bay Fee Owner LLC, a wholly-owned subsidiary of the RSE Runaway Lakes Controlled Subsidiary, was acquired for a purchase price of approximately $25,150,000. TruAmerica anticipates additional hard costs of approximately $2,320,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,030,000 bringing the total projected project cost for the Twin Lakes Property to approximately $28,500,000. The interior renovations for the Runaway Bay Property are expected to consist of faux stainless steel appliances, new cabinet faces, new laminate countertops, new lighting fixtures, vinyl flooring, and 2” blinds. The exterior renovation is expected to consist of a light clubhouse refresh, fitness center improvements, exterior pressure wash, and landscaping.  The renovations are expected to be complete within 24 to 36 months. To finance the acquisition of the Runaway Bay Property, a $18,939,000 senior secured loan with a ten (10) year initial term and a fixed interest rate of 3.81% per annum, with five years interest-only was provided by Newmark Knight Frank – Freddie Mac (the “Runaway Bay Senior Loan”). The remaining equity contributions to the RSE Runaway Lakes Controlled Subsidiary are being contributed 90% by the Company and 10% by TruAmerica and its affiliates.

As of the closing date, the Twin Lakes Senior Loan had an approximate LTC ratio of 66.4%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

As of the closing date, the Runaway Bay Senior Loan had an approximate LTC ratio of 66.4%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Twin Lakes Property is a 262 unit garden-style apartment property in Palm Harbor, FL, and was approximately 96% occupied at the time of our investment. The property was constructed in 1986, and the build is of reinforced concrete foundation and wood frame.

The Runaway Bay Property is a 192 unit garden-style apartment property in Pinellas Park, FL, and was approximately 96% occupied at the time of our investment. The property was constructed in 1984, and the build is of reinforced concrete foundation and wood frame.

The Tampa MSA market presents a sound investment opportunity arising from strong demographic growth, solid multifamily market fundamentals, and a lack of new supply.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Palm Harbor, FL Apartments- Twin Lakes - Runaway Lakes Land Partners LLC	10.1% - 13.7%	$10,365	$115	5.0%	2.5%	2.5%	2.5%	10 years
Pinellas Park, FL Apartments- Runaway Bay - Runaway Lakes Land Partners LLC	10.7% - 14.3%	$12,100	$112	6.0%	2.5%	2.5%	2.5%	10 years

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT II, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Brandon T. Jenkins
	Name:	Brandon T. Jenkins
	Title:	Chief Operating Officer

Date: July 1, 2019